Filed by Covance Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934

Subject Company: Covance Inc.
Commission File No.:  1-12213

The following is a transcript of the Town Hall Meeting Session #1:

COVANCE, INC.

Moderator: William Klitgaard
November 3, 2014
1:00 p.m. ET

Cautionary Statement Regarding Forward Looking Statements
This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA.  These statements, as they relate to Laboratory Corporation of America® (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements.  These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them.  No forward-looking statement can be guaranteed, and actual results may differ materially from those projected.  LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.  Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA.  Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance.  Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC.  All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It
This document relates to a proposed transaction between Covance and LabCorp, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by LabCorp.  This document is not a substitute for the registration statement and joint proxy statement/prospectus that LabCorp will file with the SEC or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from Covance by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540, or from LabCorp by accessing LabCorp’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 531 South Spring Street, Burlington, North Carolina 27215.

Participants in Solicitation
LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction.  Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014.  You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com.  Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com.  Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.  You may obtain free copies of this document as described in the preceding paragraph.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Operator:	Good day and welcome to the Covance Town Hall Meeting. My name is (Salima) and I will be your conference operator today for this session.

All lines have been placed on mute to prevent any background noise.  After the speakers’ remarks, there will be a question-and-answer session.  If you would like to ask a question during this time, simply press star then the number one on your telephone keypad.  If you would like to withdraw your question, press the pound key.

It is my pleasure to introduce Lisa Uthgenannt, senior VP Human Resources and Bill Klitgaard, senior VP CIO, who will be your host.

William Klitgaard:
Hi.  Well good afternoon and welcome.  Today, we’re here to talk about very exciting topic which is the coming together of LabCorp and Covance to create the world leading health care diagnostic company.  That’s a pretty exciting prospect the world leading in anything and it’s a great opportunity for us to sit back and reflect on where we’ve been and where we want to go.

Before I do that though, let me go to the – to this nice (compact) statement which basically says that some of the things I’m going to be talking about here may include forward-looking statements—maybe forward-looking statements and let’s say are then they contain risks that are outlined in our SEC filings.  So, basically, we (just want to warn) you but basically what I’m saying here is that things could be different than one – (that’s laid out) but that’s something all we know as investor of the company.

When we talk about where we’ve been, that’s actually page 2.  Do you see that?  OK.  So, where we’ve been as a company is we’ve gone from – when I joined the company 18 years ago, we were about a $500-million company.  Now it’s $2.5 billion but like any good company every four or five years we kind of go through a strategic planning exercise and this is as a result of something we did about a year ago where we said, what do we think about our prospects right now?  Where do we want to be?  And we realized that the business we’re in is a very solid business.  It’s something that’s needed for our – for our own personal health actually, for society and what the pharma companies really value the kind of work we bring in.

So, the first thing we want to do is continue to invest in our base business because it’s strong and it’s vibrant.  (What else I said) there’s number of opportunities which are (near) neighbors so where adjacent opportunities for us, and we’ve – that were outlines in the Nutritional Chemistry and Food Safety where you’re going to see market that’s kind of in the same state that pharma was 20 or 30 years ago.  We’re starting to move towards in outsourcing (play).  We want to be a stronger participant there.

We realized that we’re not as strong as we want to be in terms of the post-marketing or post-approval kinds of part of the drug development.  So, we want to be strong in commercialization and, of course, I’m the guy with the hammer here.  It seems everything was in the (inaudible) would take informatics for me.  It’s all about data baby.  So, we want to really strengthen.  I think (get) much better at using the information we have in making informed judgment and to help our clients get to market with better drugs faster.

All right.  So, which is where we said we want to be, we also wanted to consider adjacency.  Think they’re even (further) out there so we could go into new markets for us over time.  So, laid out this sort of three stage approach straight from the (Corp) to our investing in this (near) neighbor adjacencies and considerable (because these are) in a more diversification standpoint.  We’d make up a stronger company.

All right.  So, as we do that, one the things that we came up with was the idea of looking at where we have (taken at this point) and when we talk about translating our strategy into actions, they will look at the places where we’re the strongest where we think the market opportunity is the best.  All right.  One of those ideas was – I’m sorry.  I’m going to my nice (description) here.  Well, the combination of our Informatics, again, that’s not (going to hammer).  Informatics (worth) other we have.

We have data coming out of our central lab that really tells us about what’s going on in the world in that (message); 40 percent of the trials in the world these are central laboratory data.  We can take that information and use it to understand where diseases are strongest, where we have investigators who can perform best (or with their) clinical business and we said, “Gee, we’d like to (have this) better informed about where the patients, how we can get closer to the patients, you know, the pharmaceutical companies and moving more towards the patient-centric models”

And so there’s a lot of things where we wanted to move down the pipe – down the path that was a little bit new to us.  And lo and behold, you’re looking at LabCorp brand and what they have in terms of assets.  It fits very well with where we want to go; 75 million patient wide, that’s what they have, 75 million people on their data base.  If you look at the total amount of data captured in our company, I think just under 1 terabyte, OK.  They have 6 terabytes with information about patients.

Imagine what we can do to (mind) them.  We take advantage of that to drive new ideas in drug development to help inform our in-services so we can do a better job for our clients.  It’s a powerful combination.

So, (with that) OK.  Sorry, I’ll do that (if you get it).  So, what we want to do is we want to combine our ability things like the laboratories where have natural overlap, help accelerate some of our move towards patient-centric medicine, the area of a very strong patient portal, we want to talk into that like tomorrow morning.  We want to take advantage of our strengths in global market to help them expand into those markets.  They don’t really have a strong international presence right now and we do that’s the national avenue for growth for them.

And then we’ve even found some areas where we didn’t really think about what we had synergies, but now as we look at it closer, we have the synergies, the Nutritional Chemistry and Food Safety for us (food) testing.  One of the lines of business we want to get into in that area was microbiological testing but those required small lab nearby to the clients, and so when we evaluated that, we said the proximity to the site, we can have a quick turnaround time, that’s really important.  You couldn’t do it with centralized model.

We ship things long distances with too much time (for us), but (gee) setting up labs like 50 miles from our major client then is a big problem for us.  Our major competitor there Solar Group does have you (tells you) that.  These guys have blood draw locations all over the United States.  We can drop in bioanalytical test equipment into the site, microbiological test equipment now allow to play immediately net marketplace.

(Like) they did very effectively with Solar Group.  The huge growth opportunity that we kind of just – as we look at this merger, we said wow, we can only think of – that very much – that’s a great idea.  So, there’s lots of ideas where we can find I think honestly if you go through this, we’re going to find more.  We have a natural overlap but we also have – what’s nice is adjacency.  Not 100 percent.  We have a natural overlap in our lab businesses that allow the world that we’re in clinical research, market access, with pre-clinical (test).  We don’t – and we know that road very well.  We bring a lot of experience and knowledge to this case.  They bring scale buying power and the combined company on international metrics perspective, (fabulous).

So, it’s pretty exciting.  So, it will create – next, please.   Good.  It will create the world’s leading health care diagnostics company.  It will capitalize our – and our industry leading – leadership in contract research and their industry leading leadership in lab testing.  Basically, (inaudible) got you all of this and look at what’s possible here and move towards personalized medicine that they’re involved with naturally as part of their business where we want to go with our clinical business and central labs business is a perfect fit.

And together we have an opportunity to something, really (disrupted) marketplace that can have more impact on human health and almost any other combinations to think about and the opportunity has not only come together and have all the financial benefits and all those good things that’s really cool.  The idea that we can come together and actually make meaningful difference on the health of every person in this country, that should get you motivated.  When we started thinking about this and started looking through it and evaluating it and do the second level and third level analysis, you’re going to say, “Wow! This is a pretty cool combination.”

With that, I’m going to hand off to Lisa.

Lisa Uthgenannt:
Hi, everybody.  You know, one of the things we know about this deal is that we don’t know a lot about this deal yet.  So, what I’d like to do is share with you a little bit about LabCorp and share with you a little bit about the process that we’ll be going through over the next several months, and then at the end of it, what I’d like to do is come back and answer any questions that you may have and I know there’s been a lot that has been bubbling up so far.

So, I don’t know if anybody has seen it but there was a letter that went out today from Dave King to all (so that) employees have you seen it?  OK, good.  And in there he talks quite a bit about who LabCorp is.  But just a couple of things that you should know, (of course, they have) headquarter down in North Carolina down in the (valley) area and they are traded on the New York Stock Exchange.  They are a large company.  There are about 34,000 employees worldwide because – they’re in 40 countries, but I’ll come back to that in a second.  They have more than 20 – 220,000 clients.  Think about that reach.

Now, they’re in 40 countries around the world but I think it’s – I’ve got the number wrong probably but I think 92 percent of their revenue is in the U.S.  So, when you think about basic opportunities that exist, they really are looking at us to say, “Wow!  We can now finally get outside of the – where I can get much greater reach from what we’ve done in the past.  That’s one great opportunity for them as they look at expanding their scale.

They are leader in new diagnostic technologies.  I took a couple of notes from the letter that Dave sent.  Fastest growing clinical diagnostics in medical testing company in the U.S. and one of the largest clinical laboratory networks in the world.  They offer more than 4,000 tests ranging from basic blood analysis to reproductive testing to companion diagnostics.  There are huge undertakings.  The interesting thing about this combination though is there isn’t a lot of overlap.  There are – there are points of adjacency.  There’s points of complementarity, if you will, but not a tremendous amount of overlap (I think) what that does for us.  Does that create a lot of new opportunities?

So, in terms of how the organization will be structured, LabCorp is the headquarters will be down in Burlington, North Carolina and that will be led by Dave King as it is today as chairman and CEO.  The Covance brand will remind and it will remain as a division of LabCorp and that will continue to be led by Joe Herring and that division will continue to be located in Princeton, New Jersey.  OK?

What we know from – we were – we were down there last weekend actually meeting with the LabCorp Executive Committee and what we know from them and if you look on their Web site, you’ll see this as well, (they say), it’s been very acquisitive.  There’s been a lot of acquisitions, a lot of them are smaller than this Covance deal but they’ve done quite a few of them and they tend to run in very decentralized model.  So, as we look at this, I mean, yes, there’s still a lot more to learn.  We expect that we will continue to operate pretty independently as the Drug Development of LabCorp,

This is an area that they’ve been looking to get into for I think four or five years.  So, they’re very, very excited about this opportunity, and as I said, in an organization of this size and this magnitude, we know that there is going to continue to be a lot of opportunities for employees around the world and I know they’re really going to be tapping into us in our expertise to teach them about what it means to be the leading CRO company.

So, the next question is OK, great what happen to that?  And so what I would tell you is for the next several months and I think you’ve seen this in a lot of the communications today.  It’s going to be business as usual as much as it can be when you have this kind of deal out there.  So, that means that for the next several months, there will be certain milestones that we’ll need to get through but we will continue to run as an independent company.  We will continue to make decision as an independent company.  For us on the Covance side, we’ll need to have a shareholder vote which we expect will go smoothly and there are other regulatory approvals as well.

There will be integration planning that will – that will be initiated.  On their side, Dr. Steve Anderson will be leading their integration effort, and for us, Jared Freedberg will be putting together a team.  As I said, because there aren’t – there isn’t a lot of overlap, there – we’re both going to be learning about our respective companies on make sense to bring together and what doesn’t.  So, there’s – there’ll be a lot more coming around this.

We expect that we will be closing in the first quarter.  We don’t know when as soon as we get through all of those approvals and – but until then as I said, it will be business as usual and what that means is that we need to continue to focus on quality for our clients.  We need to continue to make sure that we are delivering as we have done every single day and we continue – need to continue to drive efficiency ensuring the best interest of Covance of short and long-term.

So, what this means to you is – and our commitment to you is probably the most powerful thing that we can do over the next several months is communicate and that isn’t just communicating one way and pushing information out although there will be a lot of communications and data and information that will be pushed out but it’s also hearing from you in terms of what are your questions?  What doesn’t make sense?  If you haven’t heard information for a while, what’s going on?  We need to hear that so that we can stay as connected as possible.

That’s really going to be as fundamental focus for all of the executives in this company and I would ask that it also be a fundamental focus for you.  So, we have a lot of two-way dialogue.  So, we are going to be using the Internet as a primary vehicle to push a lot of information.  I know every single one of us gets way too many e-mails everyday, I know I do.  So, I really encourage you to go out there and look for information if you’re not seeing it come through in your e-mail.

The other thing we want to talk about is it’s going to be very important for us to get to know the company and to get to know their culture which we think by the way is very similar to ours, the values and their culture.  So, starting tomorrow morning, we’ll be kicking off CEO site visit.  Both Joe Herring and Dave King will be visiting the Covance major site.  Tomorrow morning, those sites – the site visit will be in Princeton and I’ll give you a little bit more information on that in just a minute and I would – I would ask that every person plans to attend.

That will be a fabulous opportunity to get a sense for who he as it is as a leader what he values in a company and what his vision is for Covance as a part of the LabCorp Company.  You’ll also be having a lot of meetings with your management and I expect to have a lot, y k, we’ll have a (flurry) of activity for a while.  It may quiet down for a bit and then as things come out, we’ll have more communications, but as I said, it’s also important to hear from you as well.

We’re going to be setting up a mailbox at the end of today so that we can get the – your questions coming in.  We can sort of bring those all together.  I know just through the course of the meeting so far today, we’ve had fabulous questions.  Most of which we can’t answer yet, but we’ve had fabulous questions that we can now pull together in a fact sheet for people.

And then the last thing we need to focus on for the next couple of months is ensuring the strong performance of our company.  So, let me just say a little bit about the CEO site visit.  As I said, tomorrow morning will be Princeton – will be Princeton visit.  That’s going to be held at the Hamilton Manor that – there will be an invitation that goes out later on this afternoon, and I’m going to – I’m getting more information in my (radio) thank you for that.  Springville and Denver are also included in that invitation.  So we – you know, if you’re on the phone remote, please plan to join us.

That town hall will be at 9 o’clock.  So, here’s the thing you need to understand.  There’s no parking there.  So, what we’re going to be doing is we’re going to be renting buses from here.  The buses will leave at 8.20, and we – first of all, we expect everybody to attend.  It’s going to be really cool for Dave King to see just the number of people and the quality of people.  I would love for you come and introduce yourself, tell him a little bit about what you’re doing so that he get the chance to understand, wow, the value of this deal isn’t in that test we run, isn’t on the clinical trials we run, it’s not in the data that we generate, the value of this deal is in this room, it’s n on this call.  So that’s what he needs to become very familiar with.

So, make sure you’re there; 8.20, the buses will be leaving.  We will also be having five visits I think later on this week. It’s at Indian Greenfield, and then early next week, I’m looking over to my right to make sure I’m not getting this wrong, early next week, we’ll be in Madison and then they’ll be flying across and we’ll be doing (Harrogate), Maidenhead in Geneva and they are also planning to make some trips to Asia as well.  So, it’s really going to be a wonderful education process for all of us and for us to get much closer to LabCorp as our new parent company.

So, with that, what I’d like to do is turn it over for questions.  So, we’ve given you the background and now we’d like to hear – now we’d like to hear what’s on your mind and what questions can we try to answer for you.

Operator:
As a reminder, to ask an audio question, simply press star, then the number one.  Again, to ask a question, please press star then the  number one.  We will pause for just a moment to compile the Q&A roster.

(Peggy):
Thanks.  (Peggy).  So, congratulations on the deal everyone and thank you for spending time with us.  Questions about LabCorp and areas that you find them to be most innovative, anybody on the team that we are really (some) – that differentiates them that we’re finding some power?

William Klitgaard:
Hello?  There, here we go.  All right.  So, they are leader in diagnostic testing along with quest in LabCorp (Group) sort of the predominant labs in United States that do testing as this was a claim ever with 4,000 tests that they’ve run.  The guy for example who’s going to be leading the due diligence from their side actually came up with the HER2 test, you know, the breast cancer test.  We’re the leaders here because we have the long – the strongest participation in (HER), the strongest assembly of biomarkers in the – in the clinical development phase.

They have a very active area around biomarker development in the sort of (cost) approval thing.  So, there’s lab overlap there.  They have very similar approaches to how they think about instrumentation.  So, in our central labs, we run with the same instrumentation, the same reagents from a global basis.  They’ve gone through a complete conversion of all their labs to a very similar process.  The same equipment, the same process as they’re going to (train) the same way.

This is very natural overlap between how our company think about testing.  So, I’m sure there’s lot more, the scientist will find but there’s just, you know, from the top level a very clear investment in their – on their part on standardization process efficiency, scientific excellence and innovation that will help develop new drug and new therapy.

Male:
Maybe of related question, that 3 percent current business overlap have been spoken of a couple of times but also the enormous strategic overlap was also spoken off in a number of the calls and I’m curious of the potential areas of strategic overlap which get you most excited?

William Klitgaard:
Informatics.  So, they are.  Well, I think the first place, the natural overlap that you see from the outside is the lab, right?  They have a central lab, we have a central lab.  Those things pull them together and you get efficiencies and volume is going through one engine instead of two.  They have buying power on the reagents themselves which we’ll be able to (fold) through our central labs and improve profitability from that perspective.

And just stop there for second.  If you’re any other central lab in the world, you’re kind of saying, uh-oh, because, you know,( GMR), they’re having a hard time continuing to get Covance and now they’re going to have a cost advantage.  So, the next.  OK.  So, just (one) development that (I talked about).

The other place that you looked at this, the patient aspect, what they have.  They have 75 million patients that they deal with and for them that’s, you know, a natural thing.  They want to set up a portal.  In fact, they already have (lab) portal where people can go into their lab (data) and they have increasing number of people coming to those portals day in, day out.  Now, imagine if those portals become a way for people to get more information (that can just) your lab value and noted about by your health status longitudinally at your particular blood markers or whatever compared to population measures.

Some of the things we’re doing a risk-based monitoring, some of the things we’re doing informatics bit purposely with that.  Well, if you want to set up people to understand what clinical trials are available, what better way to go, then they go out to people who you already have contact with.

 So, the overlap at the patient level, you know, our ability to pull that back into the customers we’re talking with everyday, that’s a national synergy as well.  I talked about nutritional chemistry and food safety, that’s another place where we seemed to come together very well and maybe a little bit more surprising way than we thought.  The post-approval market where we want to strengthen our commercialization efforts.  Again, they have a natural participation there.

So, there’s lots of places where we say, “Gee, we’d like to go there.”  From the their side, I’m talking about now us.  Now, from their side, they’re looking at international footprint and let’s say, you know, we – with 92 percent U.S.  You guys have got great facilities, great people and international locations.  We’re going to leverage that.  We want to go international and have you help us to get there.  How cool is that?  You get to grow internationally and take advantage of our own people and our own capabilities to help them get to markets that they would love to get to.  And I – I don’t know, I’d go on from that.  I think that’s plenty, that looks pretty exciting.

Operator:	There is an audio question from the line of (Cathy McIntire).

(Judy McIntire):
Hi.  Actually, it’s (Judy McIntire) but that’s OK.  Lisa, I have question for you.  You mentioned that there obviously in Dave’s e-mail, you said, he was – you’re in 40 countries and you were going to talk to that a little bit more?  Can you give us a little insight into what does that mean with 92 percent of the revenue coming from the U.S. yet they said they’re in over 40 countries.

Lisa Uthgenannt:	Yes, hi, (Judy). And I’m going – looking at Bill. I defer to him as well. They’ve done some acquisitions. What is it Clearwater?

William Klitgaard:	(Off-Mike).

Lisa Uthgenannt:
Clearstone Lab and so they do have lab around outside the U.S.  However, there – it’s 92 percent of the their revenue is in the U.S.  So, they just – they just have not gone into a number of different countries and I’m looking at Rick and John to see if they want to add, too.  Hold on one second, (Judy).

(Judy McIntire):
So, (Judy), it’s Rick Cimino.  The participation is primarily from clinical trials through the central lab’s work.  Their central lab is about 4175 million.  So, it’s significantly smaller than our business so the dollars that you’re seeing flowing through countries outside the U.S. are primarily associated with the laboratory work that’s being done outside the U.S.  So, for multinational, multi-arm, global registrations of clinical trials as well as some of the smaller subsidiaries that they have purchased in putting their Clinical Trial Development Division which will accompany our division when we come together.  They will all be a part of the same operating group that Joe will run.

So, the good news here is that with our international footprint when you look at the diversification of the revenues and the clients, no client is going to be more than 10 percent of the revenue and the international revenues will about doubled as a result of the way the average of Covance revenue from being outside of United States.  So, it’s a very attractive profile from a shareholder and in an investor perspective.

(Judy McIntire):	Thank you.

Male:	Is there any monopoly concerns with the merger of two companies having too much market share?

William Klitgaard:
That is something that has to be worked out as part of the merger agreement and you know the lawyers have to get together. I don’t really know. I don’t anticipate it.  I think the overlap, we talked a little bit about it on the call today.

The overlap between the companies is relatively small as percent of revenues so it is more of a diversification of revenue for both companies but you know that’s a very technical question that I think we’ll see how this comes out.

Male: (Inaudible).

Lisa Uthgenannt:	OK. We have a question coming through on the line, it says how will the internal and external data tracking system be integrated between LabCorp and Covance?

William Klitgaard:
To be determined.  That’s a very good question. They have capabilities.  We have capabilities. I think one of the things that I am proud of obviously is that we’ve done some amazing things for the last couple of years with AIC which was bringing our infrastructure together, that I think are going to show very well so let’s just see.  We don’t know until we get with each other and sort of hammer through all of the particular stuff.  We’ll have to see how well it goes.

Lisa Uthgenannt:
OK. This morning and in the other meetings there were a number of questions around benefits, what happens with benefits and the name of the company. I think we covered the name of the company.  We will be known as the Covance Division – the drug development division of LabCorp.

So a lot of that will be coming out until we have more data on that.  In terms of benefits, that’s a really great question and will be integrated in to LabCorp benefits, etc., the short answer is I would expect so but we haven’t had any of that planning yet.

There’s a really key thing that I want you to takeaway, for the next several months and it also happens we are an independent company, so right now we are in open enrollment, so what should you do in open enrollment?  You should enroll.

Exactly, please make sure you do.  We will continue to be operating under our benefit structure, our compensation structure until the deal closes.  During these next several months, we will be going through an intensive integration process.  There is an awful lot we don’t know about policies, benefits, etc.

We will be learning a lot more. We’ll figure out what that integration process will look like so more – a lot more to come on that one. OK, on the phone go ahead.

Operator:	The next question comes from the (Joan Edward).

(Joan Edward):	Yes, hi. Can you talk a little bit about what information is going to be communicated to our clients and when?

John Watson:
Hey, this is John Watson.  We actually developed a very comprehensive communication plan.  The information went out to all of our sales leaders, all of our executives that are engaged with our client.  We have around 200 to maybe a little more than that.

In terms of key contacts that we have identified across all of our alliance strategic key and emerging customers.  We have provided all of them formal email communication that follows all the key messages that we wanted to drive and we started sending that this morning at 6:15.

So we’re already actively engaged with really all of our clients across the entire globe.  The other thing that is really important is that you know we have a number of key strategic partnerships so, two that probably come to mind would be the Sanofi relationship and the Lilly relationship.

We’re in very good shape from a contractural perspective as it relates to change of control so there’s no issues there.  Rick, (Deb) and I will be at Lilly tomorrow.  We have an EXC meeting tomorrow so we’ll be meeting with them and reviewing the announcement.

(Joe) and (Dave) will also be having lunch there on Thursday in the executive cafeteria with a group of executives from Lilly so we’re showing them the love if you will in every way we possibly can and then we also have an ESC meeting on Friday that Rick and myself and (John Cook) will be at with Sanofi.

So we will be able to engage with them very closely.  So we’re staying very close to our clients.  We’re gathering all the feedback from them so that we can be proactive with them in terms of feedback that we get and how we address that so it’s very top of mind.  Thank you.

Operator:	The next question comes from the line of (Carol Wilson).

(Carol Wilson):
Hi. I just have a question because Covance has so many remote employees and sometimes we felt left out with these meeting, with these videos and things, are there any plans in the future to go back to having the regional CRA meetings and have the CEOs come to that and speak to us as well?

Lisa Uthgenannt:	I’ll give that one to Rick.

Rick Cimino:
Hi, (Carol).  Its Rick Cimino.  So the answer is when it’s possible and when it is necessary, we will do that.  There are certain types of training and certainly we need to get the project managers to CRA and our site phasing staff together but I think the honest truth is as technology continues to evolve, we’re going to have to migrate into a world of high virtual such where you know we have a virtual classroom where you can see us and we can see you. It’s when you don’t want to do your training in your pajamas or drinking a glass of wine in the middle of the day.

But we’re probably going to continue down the path of high virtual touch and you know where appropriate or necessary to have face to face meetings and (Joe) and (Dave) will be traveling throughout the place in the United States and for those employees that are close to those sites, you know we would encourage you if you can make time in your schedule to get to those sites to see them.

I think you know they would love to see you and you know we would love to have you there.

(Carol Wilson):	OK, thank you.

Lisa Uthgenannt:
Just one more point about you remote employees, you know it’s hard to have that personal touch and you know there are many employees who can’t – won’t be able to attend the town hall in person, there won’t be a teleconference but they will be video taped so either the town hall tomorrow or the one in Indi will be videotaped and available.  It is not the same thing as being in person, I understand that but it is an opportunity for people to get a sense of our new leadership and what that means for us.

OK, there is a question.  How will this affect the bonus programs for this year, we’re still working through that.  So there is a lot more information to come one that.  Obviously this is you know end of year, we’re wrapping things up so we’ll be first and foremost – I and my team will be working very diligently on that – you know what that means for us from just a compensation planning process.  Look for more to come on that soon. Any more questions on the phone?

Operator:	There is a question from (Demi Fong).

(Demi Fong):	Hi, my question was surrounding the potential impact this will have on our benefits and that was actually addressed a little bit ago so thank you.

Lisa Uthgenannt:	Anybody else in the room?

Male:
In the interest of closing out the year and keeping our noses down and being an independent company still until everything closes, how do we think if at all this is going to affect what we’ve come to the conclusion we’re going to do for 2015?  What’s in the 2015 budget and projects?  Do we think it’s going to affect it?  Things could come back in or are we pretty much set and headed down that road?

Rick Cimino:
Well, I think it’s a great question.  I think it’s sort of nose to ground sound, (inaudible) you know just keep doing what you’re doing.  It’s not over till it’s over so we’re going to keep going down the road were on.

If there’s opportunities through combined efforts, we can take advantage of technology, they have for example, we’ll explore that during this period of time but for now, until this thing closes, we’re an independent company, we’re going to keep going down the path we started on, that’s the right impression.

Lisa Uthgenannt:
We have a question online. Is Covance planning on being more aggressive in hiring new employees to fill the current vacant positions?  I guess that’s a hard question.  Look I think, we understand that as an organization, we run very lean.  I don’t think that’s news to anybody.  We will continue to hire the positions that are open, that we need in order to run our business, that won’t change.  We will continue to do it the way we’ve been doing it and you know, so we’ll just work that way.

This is an opportunity to add more heads?  No, this is not an opportunity to add more heads but it does mean we will continue to fill those open positions that we have out there.  Business as usual.  On the phone?

Operator:	Again, if you would like to as an audio question please press star and the number 1. The next question is from (Melissa Shepherd).

(Melissa Shepherd):	Yes, we were wondering about when things become finalized, will there be a downsize, not against apply for open positions but will the company be downsizing as in layoff?

Lisa Uthgenannt:
That probably is one of the biggest questions that is out there right now. I think you’ve read in some of the materials that there is a – what’s the word I’m looking for—a synergy used not in the best sense of the word.

There is a synergy target of $100 million, we’re going to get that through a number of different avenues.  We will need to look at the organization and see where there is an overlap and if there needs to be a downsizing.

I can tell you honestly right now, we just don’t know enough. I would say they don’t know our company and we don’t know theirs so that’s where the integration planning is going to very, very important to understand the value that they are getting is in the people in this organization and the knowledge that comes with the people in this organization.

With that being said, there I expect there maybe some overlap and we may have to take a look at that but that will come out over the course of the next several months.

(Melissa Shepherd):	Thank you.

Lisa Uthgenannt:
OK.  We have a question online.  What happens to the Covance stock option program?  That’s a great question.  When the deal closes, there are certain things that happen with our stock, first and foremost all of our options vest and will be cashed out.  For the restricted stock, they all of that will vest as well.

So there’s accelerated vesting and that will be distributed as in the deal which is about 75 percent cash and about 25 percent in the same value in LabCorp stock.  So that or us I think is a very positive news and also allows us for those people who own stocks, allows us also invest in the new company at the same time.

William Klitgaard:
A quick comment on that one, that doesn’t happen until it closes.  Alright, so it’s got to close for that to happen be careful about this.  The other thing I want to comment on this on the merger and the synergy and all that is when you buy a company you do this, you’re doing it to create new value.

You’re doing it because we have something that accelerates where they want to go and it accelerates where we want to go.  That’s why these things when they come together that’s the best kind of synergy, the good kind and there’s a lot of that potential out there so let’s keep that in mind as we go forward as well.  We want to create value.  We want to create new jobs as we create value, right?  Let’s focus on the positive side.

Lisa Uthgenannt:
So kind of back on the stock options questions – also there’s stocks in our 401K some of us so does that operate the same way?  Yes, so the question there – I don’t know if you were able to hear is the stock in our 401K treated the same way and the answer is yes.

So at close as Bill said it will be cashed out at 75 percent in cash, 25 percent in LabCorp stock. Is there another question on the phone? No? Online?

Operator:	In order to ask an audio question, simply press star then the number 1. We’ll pause for just a moment.

The next question is from (Natalie Henderson).

Lisa Uthgenannt:	Go ahead.

(Leslie Henderson):
Oh, hi.  It’s (Leslie Henderson).  Just to refer back to some of the comments earlier about the overlap, as far as some of the existing services, something in like you mentioned this central labs for Covance are much larger than those in LabCorp, LabCorp owned tandem labs which is an overlap to our bio analytical and early development, will or is there a plan to bring all those overlaps under a single reporting structure so either those groups reporting into Covance are the those groups transferring and reporting to existing LabCorp organization?

Lisa Uthgenannt:
Great question, that’s actually the question of the integration plan and so you know I’m sorry we’re answering a lot with we don’t know yet but I think you’ve identified one of the key areas where we look at you know where and how do we bring value to this enterprise.  All of that is going to be mapped out into the integration planning process which we will be getting underway.  You know probably tomorrow, so more to come.

(Leslie Hendeson):	OK, thank you.

Lisa Uthgenannt:	Thank you.

Operator:	And there is a final question from (Evans Bill).

Lisa Uthgenannt:	Go ahead.

(Evans Bill):	Our question was answered, thank you.

Lisa Uthgenannt:	Sure.

Operator:	And there are no further questions.

Lisa Uthgenannt:
Anymore questions in the room?  Alright, as I’ve said we’re really, really focused on providing you as much information as possible. Please let us know your questions.  This has been a lot of information to absorb.  You continue to think about things and you jot these questions down and send it to us and we’ll get your answers right back out.  Thanks very much for joining us today.  Bye.

END